Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES G JUNIOR PARTICIPATING PREFERRED STOCK

OF

IGO, INC.

Pursuant to Section 151 of the General Corporation

Law of the State of Delaware

IGO, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 of the General Corporation Law of the State of Delaware thereof, DOES HEREBY CERTIFY:

FIRST: Article FOURTH of the Certificate of Incorporation, as amended, of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of 15,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of which 50,000 shares of Preferred Stock have been designated Series G Preferred Stock.

SECOND: The Following resolution was adopted on June 20, 2013 by the Board of Directors of the Corporation (the “Board of Directors”) as required by Section 151(g) of the General Corporation law of the State of Delaware:

WHEREAS, Section 151(g) of the General Corporation Law of the State of Delaware provides that a certificate of designation may, by resolution of a corporation’s board of directors, be eliminated from a corporation’s certificate of incorporation if there are no shares of such stock outstanding and no such shares will be issued subject to such certificate of designation.

WHEREAS, none of the authorized shares of the Corporation’s Series G Preferred Stock are currently outstanding, and no shares of the Series G Preferred Stock will be issued subject to the Certificate of Designation previously filed with the Secretary of State of the State of Delaware on June 13, 2003 with respect to the Corporation’s Series G Preferred Stock (“Series G Certificate of Designation”).

WHEREAS, pursuant to the Series G Certificate of the Designation, upon their cancellation or retirement, any shares of Series G Preferred Stock will become authorized but unissued shares of the Corporation’s preferred stock and may be reissued as part of a new series of preferred stock subject to the conditions and restrictions set forth in any other certificate of designation creating a series of the Corporation’s preferred stock.

RESOLVED, that the Corporation’s Series G Preferred Stock be, and hereby is, eliminated, subject to and in connection with the implementation of the NOL Protection Plan, as set forth in the Amended and Restated Rights Agreement.

RESOLVED FURTHER, that in connection with the implementation of the NOL Protection Plan, as set forth in the Amended and Restated Rights Agreement, the authorized officers of the Corporation hereby are, and each of them hereby is, authorized and directed to execute, deliver, file and record with the Secretary of State of the State of Delaware, a certificate pursuant to Section 151(g) of the General Corporation Law of the State of Delaware and all such other instruments and documents, and to take or cause to be taken all other actions on behalf of the Corporation, which in the judgment of such officers, or any of them, may be necessary or appropriate to carry out the elimination of its Series G Preferred Stock.

THIRD: Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, all matters set forth in the Certificate of Incorporation, with respect to such Series G Preferred Stock, are hereby eliminated from the Certificate of Incorporation, all authorized shares previously designated as Series G Preferred Stock constitute authorized but unissued shares of the Corporation’s Preferred Stock, and such authorized shares may be redesignated as part of a new series of Preferred Stock subject to the conditions and restrictions set forth in any other applicable certificate of designation.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer this 20th day of June, 2013.

IGO, INC. a Delaware corporation

By:	/s/ Michael D. Heil
Name:	Michael D. Heil
Title:	President, Chief Executive Officer and Secretary